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                                                                      EXHIBIT 10

ALEXANDER & ALEXANDER SERVICES INC.

                                                                24 December 1996

Dear Holder of Class C Common Stock:

  I am pleased to inform you that on 11 December 1996, Alexander & Alexander Services Inc. ("Alexander & Alexander") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Aon Corporation ("Aon") and Subsidiary Corporation, Inc. (the "Offeror"), a wholly owned subsidiary of Aon. Pursuant to the Merger Agreement, the Offeror commenced a tender offer to purchase all outstanding shares of Alexander & Alexander's Common Stock, par value $1.00 per share, and associated preferred stock purchase rights (the "Common Shares"), for US $17.50 per share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated 16 December 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are enclosed. The Letter of Transmittal has been provided to you for information purposes only and should not be completed. Under the Merger Agreement, the tender offer will be followed by a merger in which any remaining Common Shares and shares of Class C Common Stock, par value $1.00 per share, and associated preferred stock purchase rights (the "Class C Shares"), of Alexander & Alexander, together with the related dividend shares of 2 pence each (the "Dividend Shares") in Alexander & Alexander Services UK plc (other than shares held by dissenting stockholders, if applicable) will be converted into the same consideration as is paid in the Offer.

  Your shares of Class C Shares are intended to represent the economic equivalent of an equal number of Common Shares. In order for you to participate in the Offer, it will be necessary for you to (a) request the conversion of your Class C Shares into Common Shares on a one-for-one basis, and (b) tender the Common Shares received upon such conversion pursuant to the Offer. You may do this by properly completing and executing the enclosed Conversion and Tender Request and transmitting the certificate representing your Class C Shares and the related Dividend Shares.

  Your request for conversion will be effected contemporaneously with the Offeror's first acceptance for payment of Common Shares pursuant to the Offer. If your request for conversion has not been effected prior to 12:00 midnight (New York time) on 1 April 1997, your Class C Shares will be returned to you. You may also withdraw your Conversion and Tender Request prior to the purchase of the Common Shares. In addition, you are entitled to withdrawal rights described in the Offer to Purchase under "Withdrawal Rights".

  The Board of Directors of Alexander & Alexander recommends that holders of Class C Shares convert such shares and tender the Common Shares received on such conversion in acceptance of the Offer. The Board of Directors of Alexander & Alexander unanimously has approved the Merger Agreement, the Offer and the merger, has determined that the terms of each of the Offer and merger are fair to and in the best interests of Alexander & Alexander's common stockholders, and recommends that the Alexander & Alexander's common stockholders accept the Offer.

  In arriving at its recommendation, the Board of Directors of Alexander & Alexander gave careful consideration to a number of factors which are described in the enclosed materials, including, among other things, the opinion of CS First Boston Corporation, Alexander & Alexander's financial advisor, that the cash consideration of US $17.50 per share to be received by the holders of Common Shares pursuant to the Offer and the merger is fair to such common stockholders from a financial point of view.
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  Accompanying this letter is a copy of a letter from Alexander & Alexander UK plc, the Alexander & Alexander Services Inc. Solicitation/Recommendation Statement as well as the Offer to Purchase and related materials, including a form of Conversion and Tender Request for use in requesting conversion of Class C Shares you own and tendering Common Shares received upon such conversion. We urge you to read the enclosed materials carefully. The management and directors of Alexander & Alexander thank you for the support you have given the Company.

  If you have any questions with respect to the foregoing matters, please contact the Information Agent, Georgeson & Company Inc., at 44-171-454-7100. If you wish to participate in the Offer, please complete and send the documentation referred to above in the prepaid envelope to R.M. Trust Co., which is acting as the receiving agent for Alexander & Alexander and First Chicago Trust Company of New York.

                                          Sincerely,

                                          Frank G. Zarb
                                          Chairman of the Board, President &
                                           Chief Executive Officer